Exhibit 99.1

PO Box 910 • Halifax, Nova Scotia • Canada • B3J 2W5

February 28, 2018

To:

Nova Scotia Securities Commission Securities NL - Department of Government Services Prince Edward Island Securities Office New Brunswick Securities Commission Autorité des marchés financiers	Ontario Securities Commission Manitoba Securities Commission Saskatchewan Financial Services Commission Alberta Securities Commission British Columbia Securities Commission

Dear Sir/Madam:

Re:	Emera Incorporated—Shareholders? Meeting Date and Record Date

Please note the following information with respect to the upcoming annual general meeting of shareholders of Emera Incorporated.

1.	Name of Reporting Issuer:	Emera Incorporated
2.	Meeting Date:	Thursday, May 24, 2018
3.	Record Date for Notice:	Wednesday, March 28, 2018
4.	Record Date for Voting:	Wednesday, March 28, 2018
5.	Beneficial Ownership Determination Date:	Wednesday, March 28, 2018
6.	Meeting Type:	annual
7.	Security Class/Series to Receive Notice:	common shares
8.	Security Class/Series to Vote:	common shares
9.	CUSIP Number:	290876 10 1
10.	Meeting Location:	Glenn Gould Studio, CBC Building
250 Front Street West
Toronto, Ontario, Canada.
11.	Notice and Access for Beneficial Holders:	Yes
12.	Notice and Access for Registered Holders:	Yes
13.	Issuer Paying for Delivery of Proxy Related Materials to OBOs:	Yes
14.	Issuer Sending Proxy Related Materials Directly to NOBOs:	Yes

Sincerely,

“Stephen Aftanas”

Stephen Aftanas

Corporate Secretary